THE JORDAAN LAW FIRM, PLLC
ATTORNEYS AND COUNSELORS AT LAW

2911 Turtle Creek Blvd.	JAKES JORDAAN:	(972) 291-0705
Suite 300	CELL:	(214) 202-7449
Dallas, Texas 75219	FACSIMILE:	(972) 291-0715
JAKES@JORDAANLAW.COM

June 21, 2007

VIA FACSIMILE AND FEDERAL EXPRESS

Anne Nguyen Parker, Branch Chief
Division of Corporate Finance
Mail Stop 7010
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0404

RE:	Azco Mining, Inc.
Registration Statement on Form SB-2
Filed March 23, 2007
SEC File No. 333-141558

Form 10-KSB for the fiscal year ended June 30, 2006
Filed February 16, 2007
SEC File No. 1-12974

Dear Ms. Parker:

          On behalf of our client, Azco Mining, Inc. (the “Company”), we hereby include for filing Amendment No. 1 to the above-referenced Registration Statement. In addition, on behalf of our client, we respectfully submit the following response to the comment letter from the Division of Corporate Finance, dated June 6, 2007, with respect to the above-referenced filings with the Securities and Exchange Commission. For the Staff’s convenience, we noted below the comment raised in the comment letter and provided the Company’s response thereto.

          We note the following comment:

Form SB-2

Note 2. Sale of Real Property and Settlement of Financing Lease, page F-29

We note your response to comment one in our letter dated April 25, 2007. It appears that November 3, 2006 agreement with Muzz Investments, LLC to complete the purchase of

United States Securities and Exchange Commission
Division of Corporate Finance
June 21, 2007
Page 2 of 2

your real estate and buildings in Glendale, Arizona required settlement of the warrants in shares rather than cash. Please tell us how you viewed this November 3, 2006, event and whether it required reclassification of the financing lease payable derivative from a liability to equity prior to the calculation of the gain on the settlement of the financing lease liability. Please refer to paragraph 10 of EITF 00-19.

      In response the aforementioned comment, please note that the Company originally incorporated the remaining derivative financial liability as of November 3, 2006, associated with the financing lease, as a component in the calculation of the overall gain on the transaction. The Company’s original treatment removed all assets and liabilities associated with the transaction and considered the exercise of the associated warrants essentially helped reduce the liabilities associated with the transaction.

     Upon subsequent review of EITF 00-19 and paragraph 10, the Company determined that the handing of the transaction should be a two step process. As the warrants were exercised at the time of the transaction for shares and not cash, the derivative liability at the time of the transaction should be reclassified at the transaction date to equity and not included in the overall calculation of the gain the gain on settlement of the financing lease liability.

     Accordingly, the Company has amended the financial statements included in the Registration Statement and is also amending its Form 10-QSB’s for the fiscal quarters ending December 31, 2006, and March 31, 2007, to incorporate the change in presenting the reclassification of the derivative liability balance on the transaction date from a liability to equity. The restatement will encompass reducing the gain on the settlement of the financing lease liability and increasing additional paid in capital by $638,537.

     Please do not hesitate to call me or my partner, Patricia Jordaan, with any questions or comments.

Sincerely yours,

Jakes Jordaan
cc.	John Cannarella
Donna Levy
W. Pierce Carson
Stephen J. Antol